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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Click Commerce, Inc.

(Name of Issuer)

Common Stock with par value $.001 per share

(Title of Class of Securities)

18681D-10-9

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1. Name of Issuer:
ITEM 2. Name of Person Filing:
ITEM 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group.
Item 9. Notice of Dissolution of Group.
Item 10. Certification.
SIGNATURE

13G
CUSIP No. 18681D-10-9

1.	Name of Reporting Person: INSIGHT VENTURE ASSOCIATES III, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,524,169

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,524,169

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,524,169

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 18.9%

12.	Type of Reporting Person: OO

13G
CUSIP No. 18681D-10-9

1.	Name of Reporting Person: INSIGHT CAPITAL PARTNERS III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,071,092

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,071,092

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,071,092

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 13.3%

12.	Type of Reporting Person: PN

13G
CUSIP No. 18681D-10-9

1.	Name of Reporting Person: INSIGHT CAPITAL PARTNERS III CO-INVESTORS, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 187,748

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 187,748

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 187,748

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.3%

12.	Type of Reporting Person: PN

13G
CUSIP No. 18681D-10-9

1.	Name of Reporting Person: INSIGHT CAPITAL PARTNERS (CAYMAN) III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 265,329

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 265,329

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 265,329

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.3%

12.	Type of Reporting Person: PN

13G

CUSIP No. 18681D-10-9

Item 1.
	(a)	Name of Issuer:
Click Commerce, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
200 E. Randolph Dr., Suite 4900, Chicago, IL 60601

Item 2.
	(a)	Name of Person Filing:
Insight Venture Associates III, LLC Insight Capital Partners, III, L.P. Insight Capital Partners III Co-Investors, L.P. Insight Capital Partners (Cayman) III, L.P.
	(b)	Address of Principal Business Office or, if none, Residence:
680 Fifth Avenue, 9th Floor New York, NY 10019
	(c)	Citizenship:
Delaware
	(d)	Title of Class of Securities:
Common Stock with par value $.001 per share.
	(e)	CUSIP Number:
18681D-10-9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP NO. 18681D-10-9

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Based on 8,040,115 shares of common stock as reported in the Issuer’s Form 10-Q for the quarter ending September 30, 2002, filed on November 14, 2002.

(a)	Amount beneficially owned:

Insight Venture Associates III, LLC	1,524,169
Insight Capital Partners III, L.P.	1,071,092
Insight Capital Partners III Co-Investors, L.P.	187,748
Insight Capital Partners (Cayman) III, L.P.	265,329

Aggregate as of February 12, 2003	1,524,169.00

(b)	Percent of class:

Insight Venture Associates III, LLC	18.9%
Insight Capital Partners III, L.P.	13.3%
Insight Capital Partners III Co-Investors, L.P.	2.3%
Insight Capital Partners (Cayman) III, L.P.	3.3%

Aggregate as of February 12, 2003	18.9%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Insight Venture Associates III, LLC	0
Insight Capital Partners III, L.P.	1,071,092
Insight Capital Partners III Co-Investors, L.P.	187,748
Insight Capital Partners (Cayman) III, L.P.	265,329

Aggregate as of February 12, 2003	1,524,169.00

CUSIP NO. 18681D-10-9

(ii) Shared power to vote or to direct the vote

Insight Venture Associates III, LLC	1,524,169
Insight Capital Partners III, L.P.	0
Insight Capital Partners III Co-Investors, L.P.	0
Insight Capital Partners (Cayman) III, L.P.	0

Aggregate as of February 12, 2003	1,524,169.00

(iii) Sole power to dispose or to direct the disposition of

Insight Venture Associates III, LLC	0
Insight Capital Partners III, L.P.	1,071,092
Insight Capital Partners III Co-Investors, L.P.	187,748
Insight Capital Partners (Cayman) III, L.P.	265,329

Aggregate as of February 12, 2003	1,524,169.00

(iv) Shared power to dispose or to direct the disposition of

Insight Venture Associates III, LLC	1,524,169
Insight Capital Partners III, L.P.	0
Insight Capital Partners III Co-Investors, L.P.	0
Insight Capital Partners (Cayman) III, L.P.	0

Aggregate as of February 12, 2003	1,524,169.00

Item 5. Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company or Control
Person.

NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group.

SEE ATTACHED EXHIBIT 9

Item 9. Notice of Dissolution of Group.

NOT APPLICABLE

Item 10. Certification.

NOT APPLICABLE

CUSIP NO. 18681D-10-9

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSIGHT VENTURE ASSOCIATES III, LLC

By:	/s/ Jeffrey Horing

Name: Jeffrey Horing Title: Managing Member

INSIGHT CAPITAL PARTNERS III, L.P.

By:	/s/ Jeffrey Horing

Name: Jeffrey Horing Title: Managing Member

INSIGHT CAPITAL PARTNERS III CO-INVESTORS, L.P.

By:	/s/ Jeffrey Horing

Name: Jeffrey Horing Title: Managing Member

INSIGHT CAPITAL PARTNERS (CAYMAN) III, L.P.

By:	/s/ Jeffrey Horing

Name: Jeffrey Horing Title: Managing Member

CUSIP NO. 18681D-10-9

EXHIBIT 9

Item 8. Identity and Background.

     This statement is being filed by Insight Capital Partners III, L.P., a Delaware limited partnership (hereinafter referred to as “Capital Partners”), Insight Capital Partners III Co-Investors, L.P., a Delaware limited partnership (hereinafter referred to as “Co-Investor Partners”) and Insight Capital Partners (Cayman) III, L.P., a Cayman Islands limited partnership (hereinafter referred to as “Cayman Partners”), each of whose principal office is located at c/o Insight Capital Partners III, L.P., 680 Fifth Avenue, 9th Floor, New York, NY 10019. Each of Capital Partners, Co-Investor Partners and Cayman Partners is engaged in the venture capital business.

     Insight Venture Associates III, LLC, a Delaware limited liability company (hereinafter referred to as “Venture Associates”), is the sole general partner of each of Capital Partners, Co-Investor Partners and Cayman Partners, and as such may be deemed to be the beneficial owner of all shares held by Capital Partners, Co-Investor Partners and Cayman Partners. The managing members of Venture Associates are Deven Parekh, Jeffrey Horing, Peter Sobiloff, Jerry Murdock and Scott Maxwell, and as such may be deemed to be the beneficial owners of all the shares held by Capital Partners, Co-Investor Partners and Cayman Partners and each of whom disclaim such beneficial ownership except to the extent their pecuniary interest therein, if any.

CUSIP NO. 18681D-10-9

EXHIBIT 10

AGREEMENT OF JOINT FILING AMONG
INSIGHT VENTURE ASSOCIATES III, LLC
INSIGHT CAPITAL PARTNERS III, L.P.,
INSIGHT CAPITAL PARTNERS III CO-INVESTORS, L.P.
INSIGHT CAPITAL PARTNERS (CAYMAN) III, L.P.

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13G and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 12th day of February, 2003.

INSIGHT VENTURE ASSOCIATES III, LLC

By:	/s/ Jeffrey Horing

Name: Jeffrey Horing Title: Managing Member

INSIGHT CAPITAL PARTNERS III, L.P.

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing Title: Managing Member

INSIGHT CAPITAL PARTNERS III CO-INVESTORS, L.P.

By:	/s/ Jeffrey Horing

Name: Jeffrey Horing Title: Managing Member

INSIGHT CAPITAL PARTNERS (CAYMAN) III, L.P.

By:	/s/ Jeffrey Horing

Name: Jeffrey Horing Title: Managing Member